May 9, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya Aldave

Re:	SiteOne Landscape Supply, Inc.
Filed on Form S-1
Registration No. 333-206444

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise that between May 2, 2016 and the date hereof, copies of the Preliminary Prospectus dated May 2, 2016 were distributed as follows:

Preliminary Prospectus dated May 2, 2016:

•	4,464 copies to prospective underwriters, institutional investors, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Pursuant to Rule 461 under the Act, we hereby join in the request dated May 9, 2016 of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Washington, D.C. time, on Wednesday, May 11, 2016, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
	Name:	Francis Windels
	Title:	Managing Director

By:	/s/ Benjamin Marsh
	Name:	Benjamin Marsh
	Title:	Director

GOLDMAN, SACHS & CO.

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Rakhee Bhagat
	Name:	Rakhee Bhagat
	Title:	Executive Director

By:	/s/ David K. Lai
	Name:	David K. Lai
	Title:	Executive Director

As Representatives of the
Prospective Underwriters

[Signature Page to Underwriters’ Acceleration Request Letter]